PE
8-31-02

02056911

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For August 2002

SAN ANTONIOS RESOURCES INC.
(Registrant's Name)

Suite 1120, 750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of Principal Executive Offices)

0-30330
(Commission File Number)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 10-F √ **Form 40-F** ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Exchange Act of 1934.)

Yes ____ **No** √

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

The following Press Release, which is attached hereto, was made public on August 30, 2002:

Planned Acquisition, subject to shareholder approval at the September 23, 2002, Annual and Special General Meeting, to acquire certain proprietary medical technology by issuing 4,000,000 restricted common shares of the Registrant to Global Medical Sciences Inc. On closing San Antonios Resources Inc. will enter into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences to commercialize and further develop the technology known as the URO-Stent. The current Board of Directors has unanimously approved the terms of the proposed transaction. Shareholder approval will be sought at the September 23, 2002, Annual and Special General Meeting for a change of shareholder control and for the acquisition as well as approval for a change of name to Global Precision Medical Inc. The principal business of San Antonios Resources Inc. will therefore cease to be a mining exploration company and efforts are underway to sell the remaining mining properties that are currently held through the Company's 100% owned subsidiary San Antonios Resources (USA) Inc.;

Change in Directors and Officers. Norman Wareham resigned as Director and Secretary/Treasurer and Linda Holmes was appointed Director and Secretary, effective August 27, 2002.

The following documents, which were mailed to the shareholders on August 30, 2002, are attached hereto, with the exception of Item 5, which was filed with the SEC on July 15, 2002:

1. Notice of Annual and Special General Meeting to be held September 23, 2002, and Information Circular
2. Form of Proxy
3. Unaudited interim financial statements for the period ended June 30, 2002
4. Report of the Directors
5. Audited Financial Statements for the fiscal year ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN ANTONIOS RESOURCES INC.
(Registrant)

Dated: September 3, 2002

By: L Holmes
Linda Holmes
Director and Secretary

SAN ANTONIOS RESOURCES INC.

Suite 1120 – 750 West Pender Street
Vancouver, British Columbia, V6C 2T8

San Antonios Resources Inc. announces Letter of Intent to Acquire Medical DeviceTechnology and Debt Settlement Agreement

VANCOUVER, B.C, August 30, 2002 - **Planned Acquisiton**: **San Antonios Resources Inc**. ("the Company") OTC Bulletin Board: SATRF) has entered into a Letter of Intent with Global Medical Sciences Inc. to acquire certain proprietary medical technology by way of the issuance of approximately 4,000,000 restricted common shares. The transaction is set to close on September 23, 2002. On closing San Antonios Resources Inc. will enter into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences to commercialize and further develop the technology known as the URO-Stent.

The current Board of Directors recognize the need to bring in new ownership and management to move the Company's business in this new direction and has unanimously approved the terms of the proposed transaction. Shareholder approval for a change of shareholder control and for the acquisition will be sought at the Annual General Meeting as well as approval for a change of name to Global Precision Medical Inc. The principal business of San Antonios Resources Inc. will therefore cease to be a mining exploration company and efforts are underway to sell the remaining mining properties that are currently held through the Company's 100% owned subsidiary San Antonios Resources (USA) Inc.

Technology

Global Medical Sciences is developing a new generation of medical products using state-of-the-art stent coating and drug delivery technologies. The Company's business objective is to be a leader in devices for prostate related disorders and has developed and manufactured its first generation product – a leading edge patentable proprietary nitinol Prostatic Stent (Uro-stent) for the prevention of lumen restriction associated with benign prostate hyperplasia (BPH).

BPH is a non-cancerous enlargement of the prostate, which compresses the urethra as it grows thereby restricting the flow of urine – a primary cause of urinary voiding dysfunction in men. The stent is engineered from biocompatible Nickel /Titanium wire and is self-expanding to act as a scaffold to hold open the urethra. The stent will be sheathed on a catheter, and the resulting stent and delivery system sterilized and packaged as a ready-to-use unit. The non-invasive implantation procedure will be carried out on an outpatient basis typically under local anesthesia to restore unobstructed urine flow.

The URO-stent has completed a comprehensive series of preclinical and clinical tests that have demonstrated safety and effectiveness of the product. San Antonios Resources Inc. has undertaken to finance and carry out a three-phase development and commercialization program:

Phase I: Complete technology transfer (from Russian Academy of Science to Canadian base of operations).

Phase II: Complete reconfirmation of Russian-based clinical results via Canadian sponsored clinical study. San Antonios Resources Inc. will engage a Canadian-based Clinical Research Organization (CRO) to work in close collaboration with Russian Inventors, Engineers, Scientists and Clinicians to replicate original clinical success.

Phase III: To obtain "CE Mark" (Conformité Européenne Mark) approval for this stent, which will permit marketing into the EU and certain other countries. Based on the current stage of development and testing required to market this product, the Company projects that it can obtain the CE Mark in the third quarter of 2003, with commercial manufacturing and marketing projected to start by the fourth quarter of 2003. Further international human clinical trials will be carried out for completion by the end of 2003 with US sales projected for 2005.

Market Opportunity: The worldwide benign prostate hyperplasia treatment market currently generates over US$3 billion in revenues and is projected to grow at over 15% per year. An estimated 30 million men worldwide suffer from moderate to severe symptoms. In the US the group of men over 65 years old is expected to double over the next 15 years; an age group in which an estimated 70% have symptoms of benign prostate hyperplasia.

Debt Settlement

San Antonios Resources Inc. has entered into a Debt Settlement agreement with two creditors to settle US$69,618.70 by way of the issuance of restricted Treasury shares at $.12.5 each for an aggregate of 556,950 shares. The closing of the shares for debt settlement will take place at the election of the Company any time on or before October 31st and such closing will be marked by the issuance of Treasury shares.

.../2

Resignation and Appointment of Director

The Company also announces that it accepted the resignation of Mr. Norman Wareham as Director and Secretary/Treasurer and has appointed Linda Holmes as Director and Corporate Secretary effective August 27, 2002.

Subsequent to completion of the transaction with Global Medical Sciences Inc., the Company contemplates a trading symbol and CUSIP number change commensurate with its new business direction. As of the date of this news release, the Company's common shares trade under the symbol "SATRF" on the OTCBB.

On behalf of the Board of

SAN ANTONIOS RESOURCES INC.

"Linda Holmes"
Corporate Secretary and Director

SAN ANTONIOS RESOURCES INC.

Suite 1120 – 750 West Pender Street
Vancouver, British Columbia, V6C 2T8

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual and special general meeting (the "Meeting") of the Shareholders of SAN ANTONIOS RESOURCES INC. (the "Company") will be held in the Boardroom of Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, on Monday, September 23, 2002, at the hour of 1:00 p.m., Vancouver time, for the following purposes:

1. To receive the report of the directors to the shareholders and the financial statements of the Company for the year ended December 31, 2001, together with the report of the auditors thereon;
2. To appoint auditors for the ensuing year;
3. To authorize the directors to fix the remuneration to be paid to the auditors;
4. To fix the number of directors at four;
5. To elect directors for the ensuing year;
6. To consider, and if thought advisable, to approve the 2002 Stock Option Plan of the Company attached as Appendix "A" to the Management Proxy Circular accompanying this Notice of Meeting;
7. To consider and, if thought advisable, to ratify and approve the proposed acquisition, new business and resultant change in control of the Company, as set out in the Management Proxy Circular accompanying this Notice of Meeting;
8. To consider, and if thought advisable, pass a special resolution to alter the Memorandum of the Company, in the form attached to the Management Proxy Circular accompanying this Notice of Meeting and marked as Appendix "B," by changing the name of the Company from "San Antonios Resources Inc." to "Global Precision Medical Inc."; and
9. To transact such further and other business as may be properly brought before the Meeting or any adjournment(s) thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

The directors of the Company have fixed August 23, 2002 as the record date. Holders of common shares of record at the close of business on August 23, 2002 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

Members who are unable or do not wish to attend the meeting in person are requested to date and sign the enclosed Instrument of Proxy promptly and return it in the self-addressed envelope enclosed for such purpose. To be used at the Meeting, the Instrument of Proxy must be deposited at the offices of the Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, British Columbia V6C 3B8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) thereof. If a Member receives more than one Instrument of Proxy because such Member owns shares registered in different names or addresses, each Instrument of Proxy should be completed and returned.

BY ORDER OF THE BOARD

"Antonios Kripotos"

Antonios Kripotos,
Chairman, President and Chief Executive Officer

DATED this 23rd day of August 2002.

SAN ANTONIOS RESOURCES INC.
Suite 1120 – 750 West Pender Street
Vancouver, British Columbia, V6C 2T8

INFORMATION CIRCULAR

(As at August 23, 2002, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of SAN ANTONIOS RESOURCES INC. (the "Company") for use at the annual and special general meeting of the Company to be held on Monday, September 23, 2002, and at any adjournments thereof (the "Meeting"). The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed Form of Proxy will constitute the person(s) named in the enclosed Form of Proxy as the proxyholder for the member ("Member" or "Registered Shareholder"). The persons whose names are printed in the enclosed Form of Proxy for the Meeting are officers and Directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed Form of Proxy. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company without par value (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of each matter identified in the Notice of Meeting.

The enclosed Form of Proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed Forms of Proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a Form of Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Form of Proxy may be revoked by instrument in writing, including a Form of Proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a Company, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Shares, of which 3,073,129 Shares are issued and outstanding. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on August 23, 2002 will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares.

A quorum for a meeting of Registered Shareholders is two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the Meeting.

To the knowledge of the Directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to the Shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Antonios Kripotos [(1)] 3105 West 16th Avenue Vancouver, BC V6K 3C9	2,414,878	78.58%

(1) *Antonios Kripotos is the Chairman, President and Chief Executive Officer of the Company*

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2100, 1055 Dunsmuir Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors for the Company on May 20, 1997.

NUMBER OF DIRECTORS

The Board of Directors presently consists of three (3) directors. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of fixing the number of directors at four (4) for the ensuing year, subject to any increases permitted by the Company's Articles.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying Form of Proxy as proxyholders intend to vote for the election of these nominees as directors. Management does not contemplate that any such nominee will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until a successor is elected or appointed, unless such director's office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia).

The following table sets out the name and, if applicable, all offices of the Company now held by each nominee to be presented by management for election as director for the ensuing year, as well as the principal occupation of each such nominee; the period of time, if applicable, that each has served as a director of the Company; and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised.

Name, Position of Office with the Company [(1)]	Principal Occupation or Employment for the Past Five Years, if not previously a Director	Term as Director of the Company	Shares Beneficially Owned
ANTONIOS KRIPOTOS [(3)] Director and Chairman, President, Chief Executive Officer	President and CEO of San Antonios Resources Inc.	Aug. 24/90	2,414,878
ROY ELLERMAN [(3)] Director	Retired	Feb. 19/98	1,666
LINDA HOLMES [(3)] Director	Corporate Secretary of the Company since August 27, 2002; Canada-US Securities Compliance Consultant to publicly traded companies, May 1995 to date; Manager, Investor Relations and Compliance, Archangel Diamond Corporation, June 1997 to July 1998; Securities & Compliance Administrator, Quest International Management Services, Inc. – October 1996 to June 1997.	Aug. 27/02	0
LINDSAY SEMPLE Nominee for Director	International Businessman; Director, President and Secretary of PNG Hardwoods Inc., 1998 to October 2001; Director of Mineral Rayrock Inc. from 1992 to 1998. [(1)]	New	93,333

1. All of the nominees reside in Canada
2. All of the companies are private companies.
3. Denotes member of the Audit Committee

The information as to Shares beneficially owned, controlled or directed has been furnished by the respective directors and nominees. Unless otherwise indicated, such Shares are held directly.

STATEMENT OF EXECUTIVE COMPENSATION

The Company is required to set out particulars of compensation paid to:

(a) the individual who served as the Company's chief executive officer or acted in a similar capacity ("CEO") during the most recently completed financial year;

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year,

(each of whom is a "Named Executive Officer").

During the year ended December 31, 2001, the Company did not pay any remuneration to its Named Executive Officer(s) or to any of its directors and officers. The Company has no formal plan for compensating its directors for their service in their capacity as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors and services rendered on behalf of the Company.

The Company entered into a five-year employment agreement dated September 21, 1999 with Antonios Knipotos, the Chairman, President and Chief Executive Officer of the Company, pursuant to which the Company agreed to pay Mr. Kripotos US$8,000 per month following the listing or quotation of the Company's Shares on a stock exchange or public quotation system (that date being June 7, 2000). In the event that Mr. Kripotos' employment is terminated without cause, he will be entitled to be paid the salary which would otherwise have been payable to him for the remainder of the term of his employment agreement plus the monetary value of any unexercised stock options. However, on July 2, 2002, Mr. Kripotos waived his rights to any past and future salaries under the employment agreement.

During the year ended December 31, 2001, the Company did not set aside or accrue any pension, retirement plan benefits for its directors or officers. The Company does not have any pension, retirement or similar benefit plan for its directors or officers.

Except for the granting of stock options, the Company has no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to its directors or officers. Singly, or as a group, none of the directors or officers of the Company hold any stock options.

The Company did not reprice downward any options held by the Named Executive Officers during the most recently completed financial year.

On July 13, 2002, the Company cancelled its stock option plan, the 1999 Combined Incentive and Nonqualified Stock Option Plan (the "1999 Plan") and approved a new stock option plan (the "2002 Stock Option Plan"), subject to shareholder approval, as more particularly described under the heading "Particulars of Other Matters to be Acted Upon" below.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Company's directors or senior officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Management Proxy Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

At various times during the last three fiscal years, the Company was indebted to Antonlos Kripotos, a director and senior officer of the Company. The highest aggregate amount outstanding during the year ended December 31, 2001 was $430,685. The indebtedness is non-interest bearing and has no fixed terms of repayment. Subsequent to December 31,

2001, the Company settled $295,685 of the indebtedness to Mr. Kripotos with the issue of 2,237,407 Common Shares at US$0.08 per share and the remaining balance of $136,000 was forgiven by Mr. Kripotos.

No insider of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed under the heading "Particulars of Matters to be Acted On".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Company's directors or senior officers, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than as disclosed under the headings "Statement of Executive Compensation" and "Particulars of Matters to be Acted On".

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

2002 Stock Option Plan

In August 2002, the Board of Directors adopted an equity incentive plan, the 2002 Stock Option Plan (the "Plan"), after terminating the 1999 Combined Incentive and Nonqualified Stock Option Plan, as allowed therein. There were no options outstanding under the 1999 Plan. The Plan provides for the granting of stock options, including Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and Non-Statutory Stock Options ("NSOs"). A Nonqualified Stock Option is a stock option that is not an Incentive Stock Option. The term option used herein shall refer to Incentive Stock Options and Nonqualified Stock Options, collectively.

The Plan allows the Board of Directors, or a committee thereof at the Board's discretion (the "Board"), to grant stock options to officers, directors, key employees, and consultants of the Company and its affiliates "(Participant"). An aggregate of 2,000,000 shares of Common Shares has been reserved for issuance upon exercise of the options granted under the Plan. Pursuant to the Plan:

> ISOs. The per share price to be paid by the Participant at the time an ISO is exercised shall be determined by the Board, in its discretion, at the date of grant and shall be set forth in the Option Agreement; provided, however, that such price shall not be less than (i) 100% of the Fair Market Value of one (1) Share on the date the Option is granted, or (ii) 110% of the Fair Market Value of one (1) Share on the date the Option is granted if, at that time the Option is granted, the Participant owns, directly or indirectly (as determined pursuant to Section 424(d) of the Code), more than 10% of the total combined voting power of all classes of stock of the Company (or any parent or subsidiary corporation of the Company).
>
> The period during which an ISO may be exercised shall be fixed by the Board in its sole discretion at the time such Option is granted; provided, however, that in no event shall such period exceed 10 years from its date of grant or, in the case of a Participant who owns, directly or indirectly (as determined pursuant to Section 424(d) of the Code), more than 10% of the total combined voting power of all classes of stock of the Company (or any parent or subsidiary of the Company), 5 years from its date of grant.
>
> NSOs. The per share price to be paid by the Participant at the time an NSO is exercised shall be determined by the Board,in its sole discretion.
>
> The period during which an NSO may be exercised shall be fixed by the Board in its sole discretion at its date of grant; provided, however, that in no event shall such period exceed 10 years and one month from its date of grant.

The Board may suspend, terminate or amend the Plan at any time, provided, however, that Shareholder approval is required if and to the extent the Board determines that such approval is appropriate for purposes of satisfying Section 422 of the Code or Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended. The Plan shall terminate at midnight (local Vancouver time) on June 26, 2003, and may be terminated prior thereto by Board action, and no Option shall be granted after such termination. Notwithstanding the foregoing, no ISOs shall be granted after the expiration of 10 years from the earlier of the date of adoption of the Plan or the date of Shareholder approval. Options outstanding at Plan termination may continue to be exercised in accordance with their terms.

Shareholders will be asked to consider, and if thought fit pass, the following ordinary resolution to approve the proposed 2002 Stock Option Plan:

> "**RESOLVED THAT** the form of stock option plan attached as Appendix "A" to the Company's Management Proxy Circular, be and it is hereby approved."

In order to be effective, the foregoing resolution must be passed a simple majority of the votes cast by the Shareholders of the Company represented in person or represented by proxy which are cast at the Meeting. Unless otherwise directed, it is Management's intention to vote the proxies in the accompanying Form of Proxy in favour of the resolution approving the 2002 Stock Option Plan.

Proposed Acquisition, New Business and Resultant Change in Control

On August 28, 2002, the Company entered into a Letter of Intent with Global Medical Sciences Inc. to acquire certain proprietary medical technology by way of the issuance of approximately 4,000,000 restricted common shares. The transaction is scheduled to close on September 23, 2002. On closing , the Company will enter into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences Inc. to commercialize and further develop the technology known as the URO-Stent.

The Board of Directors has unanimously approved the terms of the proposed transaction and recognize the need to bring in new ownership and management to move the Company's business in this new direction.

Global Medical Sciences Inc.

Technology

Global Medical Sciences Inc. is developing a new generation of medical products using state-of-the-art stent coating and drug delivery technologies. Global Medical Sciences Inc.'s business objective is to be a leader in devices for prostate related disorders and has developed and manufactured its first generation product – a leading edge patentable proprietary nitinol Prostatic Stent (Uro-stent) for the prevention of lumen restriction associated with benign prostate hyperplasia (BPH).

BPH is a non-cancerous enlargement of the prostate, which compresses the urethra as it grows thereby restricting the flow of urine – a primary cause of urinary voiding dysfunction in men. The stent is engineered from biocompatible Nickel /Titanium wire and is self-expanding to act as a scaffold to hold open the urethra . The stent will be sheathed on a catheter, and the resulting stent and delivery system sterilized and packaged as a ready-to-use unit. The non-invasive implantation procedure will be carried out on an outpatient basis typically under local anesthesia to restore unobstructed urine flow.

The URO-stent has completed a comprehensive series of preclinical and clinical tests that have demonstrated safety and effectiveness of the product. The Company has undertaken to finance and carry out a three-phase development and commercialization program:

Phase I: Complete technology transfer (from Russian Academy of Science to Canadian base of operations).

Phase II: Complete reconfirmation of Russian-based clinical results via Canadian sponsored clinical study. Pubco will engage a Canadian-based Clinical Research Organization (CRO) to work in close collaboration with Russian Inventors, Engineers, Scientists and Clinicians to replicate original clinical success.

Phase III: To obtain "CE Mark" (Conformité Européenne Mark) approval for this stent, which will permit marketing into the EU and certain other countries. Based on the current stage of development and testing required to market this product, the Company projects that it can obtain the CE Mark in the third quarter of 2003, with commercial manufacturing and marketing projected to start by the fourth quarter of 2003. Further international human clinical trials will be carried out for completion by the end of 2003 with U.S. sales projected for 2005.

Market Opportunity: The worldwide benign prostate hyperplasia treatment market currently generates over US$3 billion in revenues and is projected to grow at over 15% per year. An estimated 30 million men worldwide suffer from moderate to severe symptoms. In the U.S., the group of men over 65 years old is expected to double over the next 15 years; an age group in which an estimated 70% have symptoms of benign prostate hyperplasia.

Shareholders will be asked to consider, and if thought advisable, approve a resolution on the following terms:

> "**RESOLVED THAT** the proposed acquisition, new business and resultant change in control of the Company be ratified and approved."

In order to be effective, the foregoing resolution must be passed a simple majority of the votes cast by the Shareholders of the Company represented in person or represented by proxy which are cast at the Meeting. Unless otherwise directed, it is Management's intention to vote the proxies in the accompanying Form of Proxy in favour of the resolution approving the acquisition, new business and change in control.

SPECIAL BUSINESS

Name Change

The Company proposes to change its name to **Global Precision Medical Inc.** In accordance with the *Company Act* (British Columbia) the change of name must be approved by not less than ¾ of the votes cast by the Shareholders of the Company. Accordingly, the Shareholders will be asked to consider, and if thought advisable, approve a special resolution on the following terms:

"**RESOLVED THAT**, by special resolution,

1. the Company's Memorandum be altered to change the name of the Company to "Global Precision Medical Inc." as shown in Appendix "B" attached hereto; and
2. the directors and officers of the Company be and are hereby authorized to take such steps as may be necessary or advisable to give effect to the foregoing amendments and this special resolution, including the filing of the amended Memorandum with the Registrar of Companies under the *Company Act* (British Columbia)."

The effective date of the change of name will be the date of the issuance of an amended Memorandum in respect of the name change by the Registrar of Companies (British Columbia). Unless otherwise directed, it is Management's intention to vote the proxies in the accompanying Form of Proxy in favour of the special resolution to change the name of the Company.

OTHER MATTERS

If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the Shares represented thereby in accordance with their best judgement on such matter.

DATED at Vancouver, British Columbia, this 23rd day of August 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Antonios Kripotos"

Chairman, President & Chief Executive Officer

CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"Antonios Kripotos"	*"Linda Holmes"*
Antonios Kripotos	Linda Holmes
President and Chief Executive Officer	Secretary

APPENDIX "A"

2002 STOCK OPTION PLAN
SAN ANTONIOS RESOURCES INC.

ARTICLE 1. ESTABLISHMENT AND PURPOSE

1.1. Establishment. [Company Name], a British Columbia company (the "Company") hereby establishes a plan providing for long-term stock-based compensation incentive awards for the performance by certain eligible individuals of services for the Company. The plan shall be known as the 2002 Stock Option Plan (the "Plan").

1.2. Purpose. The purpose of the Plan is to advance the interests of the Company and its Shareholders by enabling the Company to attract and retain persons of ability to perform services for the Company by providing an incentive to such persons through equity participation in the Company and by rewarding such persons who contribute to the achievement by the Company of its long-term economic objectives.

ARTICLE 2. DEFINITIONS

The following terms shall have the meanings set forth below, unless the context clearly otherwise requires:

2.1 "Agreement" means a written stock option agreement and/or stock appreciation rights agreement entered into between the Company and a Participant relating to any options and/or stock rights granted to such Participant, as amended, supplemented, restated or replaced from time to time.

2.2 "Board" means the board of directors of the Company.

2.3 "Change in Control" means one or more of the events described in Section 11.1 of the Plan.

2.4 "Code" means the Internal Revenue Code of 1986, as amended.

2.5 "Committee" means the persons administering the Plan, as provided in Section 3.1 of the Plan.

2.6 "Common Shares" means the common shares in the capital stock of the Company, at no par value per share, or the number and kind of shares of stock or other securities into which such Common Shares may be changed in accordance with Section 4.3 of the Plan.

2.7 "Disability" means the disability of the Participant as defined in the long-term disability plan of the Company then covering the Participant or, if no such plan exists, the permanent and total disability of the Participant as defined in Section 22(e) of the Code.

2.8 "Eligible Recipients" means employees, including, without limitation, officers and directors who are also employees of the Company, upon whose judgment, initiative and efforts the Company is, or will become, largely dependent for the successful conduct of its business, including, without limitation, individuals capable of making critical technical contributions to the development of the products and services of the Company, individuals identified as successor candidates for key management positions, and individuals essential to the successful integration of business acquisitions by the Company. "Eligible Recipients" shall mean, with respect to Non-Statutory Stock Options, the Company's directors, officers, advisors, agents, independent contractors and other unrelated third persons, or, if an employee of the Company, the recipient of a Non-Statutory Stock Option pursuant to the applicable provisions of the Plan.

2.9 "Exchange Act" means the Securities Exchange Act of 1934, as amended.

2.10 "Fair Market Value" means, with respect to the Common Shares, as of any date:

if the Common Shares are listed or admitted to unlisted trading privileges on any national securities exchange or are not so listed or admitted but transactions in the Common Shares are reported on the NASDAQ National Market or the NASDAQ SmallCap Market, then the average of the daily closing sale price of the Common Shares on such exchange or by the OTC Bulletin Board Service as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Shares) as of the 15 consecutive trading days preceding such date on each of which there was such a trade; or

if the Common Shares are not so listed or admitted to unlisted trading privileges or reported on the NASDAQ National Market or the NASDAQ SmallCap Market, and bid and asked prices therefor in the over-the-counter market are reported by the NASDAQ System or the National Quotation Bureau, Inc. (or any comparable reporting service), then the average of the closing bid and asked prices for 15 consecutive trading days preceding such date, as so reported by the NASDAQ System, or, if not so reported thereon, as reported by the OTC Bulletin Board Service (or such comparable reporting service); or

if the Common Shares are not so listed or admitted to unlisted trading privileges or reported on the NASDAQ National Market System, and such bid and asked prices are not so reported, such price as the Committee determines in good faith in the exercise of its reasonable discretion.

2.11 "Incentive Stock Option" or "ISO" means a right to purchase Common Shares granted to a Participant pursuant to Article 6 of the Plan that qualifies as an incentive stock option within the meaning of Section 422 of the Code.

2.12 "Non-Statutory Stock Option" or "NSO" means a right to purchase Common Shares granted to a Participant pursuant to Article 6 of the Plan that does not qualify as an Incentive Stock Option.

2.13 "Option" means an Incentive Stock Option or a Non-Statutory Stock Option.

2.14 "Participant" (also referred to as the "Optionee") means an Eligible Recipient selected by the Committee from time to time during the term of the Plan to receive one or more Options under the Plan.

2.15 "Person" means an individual, corporation, partnership, group, association or other "person" (as such term is used in Section 14(d) of the Exchange Act) other than the Company, a wholly owned subsidiary of the Company, or any employee benefit plan sponsored by the Company or a wholly owned subsidiary of the Company.

2.16 "Retirement" means the normal and approved early retirement of the Participant pursuant to and in accordance with the regular retirement/pension plan or practice of the Company then covering the Participant.

2.17 "Securities Act" means the Securities Act of 1933, as amended.

2.18 "Stock Appreciation Right" means a stock appreciation right granted pursuant to Article 7 of the Plan.

2.19 "Tax Date" means the date any withholding tax obligation arises under the Code for a Participant with respect to an Option.

ARTICLE 3. PLAN ADMINISTRATION

3.1 The Committee. The Plan shall be administered by the Board or by a committee of the Board consisting of not less than two persons; provided, however, that from and after the date on which the Company first registers a class of its equity securities under Section 12 of the Exchange Act, the Plan shall be administered by the Board in accordance with all applicable provisions of the Exchange Act and all references to "Committee" in this plan shall be deemed to mean the Board. Members of such a committee, if established, shall be appointed from time to time by the Board, shall serve at the pleasure of the Board and may resign at any time upon written notice to the Board. A majority of any such committee shall constitute a quorum, and the act of a majority of a quorum shall constitute the act of such committee. Action of such a committee may be taken without a meeting if unanimous written consent to such action is given. A member of the committee may attend meetings in person or by means of telephone or other electronic communication whereby all committee members in attendance can simultaneously hear each other. Any such committee shall keep minutes of its meetings or actions by written consent and shall provide copies thereof to the Board to be kept with the corporate records of the Company.

3.2 Authority of the Committee.

In accordance with and subject to the provisions of the Plan, the Committee shall have the sole authority to determine the following: (i) the Eligible Recipients who shall be selected as Participants; (ii) the nature and extent of the Options to be granted to each Participant (including the number of shares of Common Shares to be subject to each Option, and the exercise price and the manner in which Options will become exercisable); (iii) the time or times when Options will be granted; (iv) the duration of each Option; (v) the restrictions and other conditions to which the exercise of Options may be subject; and (vi) such other provisions of the Options as the Committee may deem necessary or desirable and as consistent with the terms of the Plan. The Committee shall determine the form or forms of the Agreements with Participants which shall evidence the particular terms, conditions, rights and duties of the Company and the Participants with respect to Options granted pursuant to the Plan, which Agreements shall be consistent with the provisions of the Plan.

With the consent of the Participant affected thereby, the Committee may amend or modify the terms of any outstanding Options in any manner, provided that the amended or modified terms are permitted by the Plan as then in effect. Without limiting the generality of the foregoing sentence, the Committee may, with the consent of the Participant affected thereby, modify the exercise price, number of shares or other terms and conditions of an Option, extend the term of an Option, accelerate the exercisability of an Option, accept the surrender of any outstanding Option, or, to the extent not previously exercised, authorize the grant of new Options in substitution for surrendered Options.

The Committee shall have the authority, subject to the provisions of the Plan, to establish, adopt, revise, amend and revoke such rules and regulations relating to the Plan as it may deem necessary or advisable for the administration of the Plan. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Agreement, in a manner and to the extent it shall be necessary or expedient to make the Plan or such Agreement fully effective. The Committee's decisions and determinations under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated. Each determination, interpretation or other action made or taken by the Committee in good faith and pursuant to the provisions of the Plan shall be conclusive and binding for all purposes and on all persons, including, without limitation, the Company, the Shareholders of the Company, the Committee and each of its members, the directors, officers and employees of the Company, and the Participants and their respective successors in interest. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option or Stock Appreciation Rights granted under the Plan.

ARTICLE 4. STOCK SUBJECT TO THE PLAN

4.1 Number of Shares. Subject to adjustment as provided in Section 4.3 below, the maximum number of shares of Common Shares that shall be reserved for issuance under the Plan shall be 2,000,000 shares of Common Shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 4.3 of the Plan. The maximum number of shares authorized may also be increased from time to time by approval of the Board and, if required pursuant to Rule 16b-3 under the Exchange Act, Section 422 of the Code or the rules of any exchange or the NASD, the Shareholders of the Company.

4.2 Shares Available for Use. Common Shares that may be issued upon the exercise of Options shall be applied to reduce the maximum number of Common Shares remaining available for use under the Plan. Any Common Shares that are subject to an Option (or any portion thereof) that lapses, expires or for any reason is terminated unexercised shall automatically again become available for use under the Plan.

4.3 Adjustments. In the event of (a) any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, reverse stock split or combination of shares, rights offering or divestiture (including a spin-off) or any other change in the corporate structure or shares of the Company or any other corporation whose performance is relevant to the grant or vesting of an Option, (b) any purchase, acquisition, sale or disposition of a significant amount of assets or a significant business, any extraordinary dividend or any other similar transaction, or (c) any substitution by the Company of Options for, or assumption by the Company of, options of any other corporation, the Committee (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) shall make such adjustment as it shall in its sole discretion deem equitable and appropriate (which determination shall be conclusive) as to the number and kind of securities subject to and reserved under the Plan and, in order to prevent dilution or enlargement of the rights of Participants, the number, kind and exercise price of securities subject to outstanding Options; provided, however, that in the case of Incentive Stock Options, the Committee shall, to the extent not inconsistent with the best interest of the Company (such best interest to be determined in good faith by the Board in its sole discretion), use its best efforts to ensure that no adjustment under this Section 4.3 would (i) constitute a modification, extension or renewal of such Incentive Stock Option within the meaning of Section 422 and Section 425 of the Code, and the regulations promulgated by the Treasury Department thereunder, or (ii) under Section 422 of the Code and the regulations promulgated by the Treasury Department thereunder, be considered as the adoption of a new plan requiring Shareholder approval.

ARTICLE 5. PARTICIPATION

5.1 Generally. Participants in the Plan shall be those Eligible Recipients who, in the judgment of the Committee, have performed, are performing or during the term of an Option will perform, vital services in the management, operation and development of the Company and have significantly contributed, are significantly contributing or are expected to significantly contribute to the achievement of long-term corporate economic objectives. Participants may be granted from time to time one or more Options, as may be determined by the Committee in its sole discretion. The number, type, terms and conditions of Options granted to various Participants need not be uniform, consistent or in accordance with any plan, whether or not such Participants are similarly situated. Upon determination by the Committee that an Option is to be granted to a Participant, written notice shall be given such person, specifying the terms, conditions, rights and duties related thereto. Each Participant shall enter into an agreement with the Company, in such form as the Committee shall determine and which is consistent with the provisions of the Plan, specifying such terms, conditions, rights and duties. Options shall be deemed to be granted as of the date specified in the grant resolution of the Committee, which date shall be the date of the related agreement with the Participant.

5.2 Advisors. If the Company has not registered a class of its equity securities under Section 12 of the Exchange Act, any person engaged by the Company or one of its affiliated companies to render consulting or advisory services and who is compensated for such services (expressly excluding, however, any members of the Board in their capacity as directors of the Company) ("Consultants") shall not be eligible for the grant of an Option if, at the time of grant, either the offer or the sale of the Company securities to such Consultant constituted by such grant is not exempt under Rule 701 of the Securities Act ("Rule 701") because of the nature of the services that the Consultant is providing to the Company, or because the Consultant is not an actual person, or as otherwise provided by Rule 701, unless the Committee determines that such grant need not comply with the requirements of Rule 701 and will satisfy another exemption under the Securities Act as well as comply with the securities laws of all other relevant jurisdictions.

A Consultant shall not be eligible for the grant of a Option if, at the time of grant, a Form S-8 Registration Statement under the Securities Act ("Form S-8") is not available to register either the offer or the sale of the Company securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, or because the Consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8, unless the Committee determines both (i) that such grant (A) shall be registered in another manner under the Securities Act (e.g., on a Form S-3 Registration Statement) or (B) does not require registration under the Securities Act in order to comply with the requirements of the Securities Act, if applicable, and (ii) that such grant complies with the securities laws of all other relevant jurisdictions.

Rule 701 and Form S-8 generally are available to consultants and advisors only if (i) they are natural persons, (ii) they provide bona fide services to the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer's parent, and (iii) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain the markets with the issuer's securities.

ARTICLE 6. STOCK OPTIONS

6.1 Grant. A Participant may be granted one or more Options under the Plan, and such Options shall be evidenced by an Agreement containing such terms and conditions, consistent with the other provisions of the Plan, as shall be determined by the Committee in its sole discretion. Without limiting the generality of the foregoing, the Committee may (vii) in the Agreement evidencing such Option, provide for the acceleration of the exercise date or dates of the subject Option upon the occurrence of specified events, and/or (viii) at any time prior to the complete termination of an Option, accelerate the exercise date or dates of such Option. The Committee may designate whether an Option is to be considered an Incentive Stock Option or Non-Statutory Stock Option; provided, however, that an Incentive Stock Option shall only be granted to a Participant who is an employee of the Company or one of its subsidiaries. The terms of the Agreement relating to a Non-Statutory Stock Option shall expressly provide that such Option shall not be treated as an Incentive Stock Option. Notwithstanding anything else in the Plan contained to the contrary, an Incentive Stock Option granted under the Plan to a Participant shall not be considered an Incentive Stock Option to the extent that the aggregate Fair Market Value on the date of grant of such Incentive Stock Option of all stock with respect to which incentive stock options held by such Participant, whether under the Plan or under any other plans of the Company or any of its subsidiaries, are exercisable for the first time by such Participant during any calendar year exceeds $100,000.

6.2 Exercise. An Option shall become exercisable at such times and in such installments, if any, (which may be cumulative) as shall be determined by the Committee at the time the Option is granted; provided, however, that except as may otherwise be provided herein or unless otherwise determined by the Committee at or after its date of grant, no Option shall be exercisable prior to six months from its date of grant. Upon completion of its exercise period, an Option, to the extent not then exercised, shall expire.

6.3 Exercise Price.

Incentive Stock Options. The per share price to be paid by the Participant at the time an Incentive Stock Option is exercised shall be determined by the Committee, in its discretion, at the date of grant and shall be set forth in the Option Agreement; provided, however, that such price shall not be less than (i) 100% of the Fair Market Value of one (1) Common Share on the date the Option is granted, or (ii) 110% of the Fair Market Value of one (1) Common Share on the date the Option is granted if, at that time the Option is granted, the Participant owns, directly or indirectly (as determined pursuant to Section 424(d) of the Code), more than 10% of the total combined voting power of all classes of stock of the Company (or any parent or subsidiary corporation of the Company).

Non-Statutory Stock Options. The per share price to be paid by the Participant at the time a Non-Statutory Stock Option is exercised shall be determined by the Committee in its sole discretion.

6.4 Duration.

Incentive Stock Options. The period during which an Incentive Stock Option may be exercised shall be fixed by the Committee in its sole discretion at the time such Option is granted; provided, however, that in no event shall such period exceed 10 years from its date of grant or, in the case of a Participant who owns, directly or indirectly (as determined pursuant to Section 424(d) of the Code), more than 10% of the total combined voting power of all classes of stock of the Company (or any parent or subsidiary of the Company), 5 years from its date of grant.

Non-Statutory Stock Options. The period during which a Non-Statutory Stock Option may be exercised shall be fixed by the Committee in its sole discretion at its date of grant; provided, however, that in no event shall such period exceed 10 years and one month from its date of grant.

6.5 Manner of Option Exercise. An Option may be exercised by a Participant in whole or in part from time to time, subject to the conditions contained herein and in the agreement evidencing such Option, by delivery, in person or through certified or registered mail, of written notice of exercise to the Company at its principal executive office at [Address of Company], Attention: Corporate Secretary, and by paying in full the total Option exercise price for the Common Shares to be purchased. Such notice of exercise shall be in a form satisfactory to the Committee and shall specify the particular Option (or portion thereof) that is being exercised and the number of shares with respect to which the Option is being exercised. Subject to compliance with the applicable provisions of the Plan, the exercise of the Option shall be deemed effective upon receipt by the Company's corporate secretary of such notice of exercise and payment complying with the terms of the Plan and the agreement evidencing the Option. As soon as practicable after the effective exercise of the Option, the Participant shall be recorded on the stock transfer books of the Company as the owner of the shares purchased, and, subject to Section 10.1, the Company shall deliver to the Participant one (1) or more duly issued stock certificates evidencing such ownership. If a Participant exercises any Option with respect to some, but not all, of the Common Shares subject to such Option, the right to exercise such Option with respect to the remaining shares shall continue until it expires or terminates in accordance with the terms. No Option shall be exercisable except in respect of whole shares and the exercise of an Option may be made with respect to no fewer than 1,000 shares at one time, unless fewer than 1,000 shares remain subject to the Option and the Option is exercised for all such remaining shares.

6.6 Payment of Exercise Price. The total purchase price of the shares to be purchased upon exercise of an Option shall be paid, to the extent permitted by applicable statutes and regulations: (i) in cash (including check, bank draft or money order); (ii) in the discretion of the Committee, at the time of the grant of the Option (A) by delivery of a promissory note (containing such terms and conditions as the Committee may in its discretion determine), (B) whole Common Shares, or (C) the withholding of Common Shares issuable upon such exercise of the Option; or (iii) any combination of the foregoing methods of payment or such other form of legal consideration that may be acceptable to the Committee and that is permitted for the issuance of shares under applicable law. In determining whether or upon what terms and conditions a Participant will be permitted to pay the purchase price of an Option in whole or in part in a form other than cash, the Committee may consider all relevant facts and circumstances, including, without limitation, the tax and securities law consequences to the Participant and the Company and the financial accounting consequences to the Company. The permitted method or methods of payment of the amounts payable for an exercise of an Option, if other than in cash, shall be set forth in the applicable Agreement, and may be subject to such conditions as the Committee deems appropriate. Without limiting the generality of the foregoing, if a Participant is permitted to elect to have Common Shares issuable upon exercise of an Option withheld to pay all or any part of the amounts payable in connection with such exercise, then the Committee may reserve, in the applicable Agreement, the sole discretion to approve or disapprove such election at the time of exercise of such Option.

6.7 Rights as a Shareholder. The Participant shall have no rights as a Shareholder with respect to any Common Shares covered by an Option until the Participant shall have become the holder of record of such shares, and no adjustments shall be made for dividends or other distributions or other rights as to which there is a record date preceding the date the Participant becomes the holder of record of such shares, except as the Committee may determine pursuant to Section 4.3 of the Plan.

6.8 Disposition of Common Shares Acquired Pursuant to the Exercise of Incentive Stock Options. Prior to making a disposition (as defined in Section 424(c) of the Code) of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option granted under the Plan before the expiration of two (2) years after its date of grant or before the expiration of one (1) year after its date of exercise and the date on which such Common Shares were transferred to the Participant pursuant to exercise of the Option, the Participant shall send written notice to the Company of the proposed date of such disposition, the number of shares to be disposed of, the amount of proceeds to be received from such disposition and any other information relating to such disposition that the Company may reasonably request. The right of a Participant to make any such disposition shall be conditioned on the receipt by the Company of all amounts necessary to satisfy any Federal, state or local withholding and employment related tax requirements attributable to such disposition. The Committee shall have the right, in its sole discretion, to endorse the certificates representing such shares with a legend restricting transfer (and to cause a stop transfer order to be entered with the Company's transfer agent) until such time as the Company receives the amounts necessary to satisfy such withholding and employment-related tax requirements or until the later of the expiration of 2 years from the date of grant of such Incentive Stock Option and 1 year from its date of exercise and the date on which such shares were transferred to the Participant pursuant to the exercise of the Option.

6.9 Aggregate Limitation of Stock Subject to Incentive Stock Options. To the extent that the aggregate Fair Market Value (determined as of the date an Incentive Stock Option is granted) of the Common Shares with respect to which Incentive Stock Options (within the meaning of Section 422 of the Code), including Incentive Stock Options, are exercisable for the first time by a Participant during any calendar year (under the Plan and any other incentive stock option plans of the Company) exceeds $100,000 (or such other amount as may be prescribed by the Code from time to time), such excess Options shall be treated as Non-Statutory Stock Options. The determination shall be made by taking Incentive Stock Options into account in the order in which they were granted. If such excess only applies to a portion of an Incentive Stock Option, then the Committee, in its discretion, shall designate which shares shall be treated as shares to be acquired upon exercise of an Incentive Stock Option.

ARTICLE 7. STOCK APPRECIATION RIGHTS

7.1 Grant. Subject to the limitations of the Plan, a Stock Appreciation Right may be granted by the Committee to a Participant to whom an Option is granted. Each Stock Appreciation Right shall relate to a specific Option under the Plan (the Arelated Option@). Subject to the limitations of the Plan, Stock Appreciation Rights shall be exercisable in whole or in part upon notice to the Company upon such terms and conditions as are provided in the applicable Agreement.

7.2 Stock Appreciation Rights to be Tandem. A Stock Appreciation Right shall be granted concurrently with the grant of the related Option, except where the related Option is a Non-Statutory Option in which case it may be awarded either concurrently with the grant of the related Option or at any time thereafter prior to the complete exercise, termination, expiration or cancellation of the related Option. Stock

Appreciation Rights shall be exercisable only at the time and to the extent that the related Option is exercisable (and may be subject to such additional limitations on exercisability as the Agreement may provide), and in no event after the complete termination or full exercise of the related Option. Upon the exercise or termination of the related Option, the Stock Appreciation Right with respect thereto shall be canceled automatically to the extent of the number of Common Shares with respect to which the related Option was so exercised or terminated. Upon the exercise of a Stock Appreciation Right, the related Option shall be canceled automatically to the extent of the number of Common Shares with respect to which such Stock Appreciation Right was so exercised. Subject to the limitations of the Plan, upon the exercise of a Stock Appreciation Right, the Participant thereof shall be entitled to receive from the Company, for each share of the Company with respect to which the Stock Appreciation Right is being exercised, consideration (in the form determined as provided in Section 7.3) equal in value to the excess of the Fair Market Value of a share of such series of Common Shares on the date of exercise over the related Option purchase price per share; provided, however, that the Committee may, in any Agreement granting Stock Appreciation Rights, provide that the appreciation realizable upon exercise thereof shall be measured from a base higher than the related Option purchase price.

7.3 Consideration. The consideration to be received upon the exercise of a Stock Appreciation Right by the Participant shall be paid in cash, Common Shares (valued at Fair Market Value on the date of exercise of such Stock Appreciation Right) or a combination of cash and shares of such series of Common Shares as specified in the applicable Agreement, or, if so provided in the applicable Agreement, either as determined by the Committee in its sole discretion or as elected by the Participant, provided that the Committee shall have the sole discretion to approve or disapprove the election by a Participant to receive cash in full or partial settlement of a Stock Appreciation Right, which approval or disapproval shall, unless otherwise permitted by Rule 16b-3, be given after such election is made. The Company=s obligation arising upon the exercise of a Stock Appreciation Right may be paid currently or on a deferred basis with such interest or earnings equivalent as the Committee may determine. No fractional Common Shares shall be issuable upon exercise of a Stock Appreciation Right and, unless otherwise provided in the applicable Agreement, the Participant will receive cash in lieu of fractional shares. Unless the Committee shall otherwise determine, to the extent a Stock Appreciation Right is exercisable, it will be exercised automatically for cash on its expiration date.

7.4 Limitations. The applicable Agreement may provide for a limit on the amount payable to a Participant upon exercise of a Stock Appreciation Right at any time or in the aggregate, for a limit on the number of Common Shares with respect to which a Stock Appreciation Right may be exercised by the Participant in whole or in part for cash during any specified period, for a limit on the time periods during which a Participant may exercise a Stock Appreciation Right and for such other limits on the rights of the Participant and such other terms and conditions of the Stock Appreciation Right as the Committee may determine, including, without limitation, a condition that the Stock Appreciation Right may be exercised only in accordance with rules and regulations adopted by the Committee from time to time. Unless otherwise so provided in the applicable Agreement, any such limit relating to a Stock Appreciation Right shall not restrict the exercisability of the related Option. Such rules and regulations may govern the right to exercise Stock Appreciation Rights granted prior to the adoption or amendment such rules and regulations as well as Stock Appreciation Rights granted thereafter.

7.5 Exercise. For purposes of this Article 7, the date of exercise of a Stock Appreciation Right shall mean the date on which the Company shall have received notice from the Participant of the exercise of such Stock Appreciation Right.

ARTICLE 8. EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON OPTIONS AND STOCK APPRECIATION RIGHTS

8.1 Termination of Employment or Service Due to Death, Disability or Retirement. Unless otherwise provided in the applicable Agreement, in the event a Participant's employment by or service with the Company is terminated by reason of the Participant's death, Disability or Retirement, all outstanding Options and Stock Appreciation Rights then held by the Participant to the extent that they have vested on the date of termination shall continue to be immediately exercisable in full and remain exercisable for a period of 90 days, with respect to termination by reason of Retirement, and 1 year, with respect to termination by reason of death or Disability; provided, however, that Options and Stock Appreciation Rights may not be exercised after the expiration date of such Option.

8.2 Termination of Employment or Service for Reasons Other than Death, Disability or Retirement. Except as otherwise provided elsewhere in the Plan or as may be provided in the applicable Agreement, in the event that a Participant's employment by or service with the Company is terminated for any reason other than the Participant's death, Disability or Retirement, all rights of the Participant under the Plan and any Agreements evidencing an Option or a Stock Appreciation Right shall immediately terminate without notice of any kind, and no Options then held by the Participant shall thereafter be exercisable.

8.3 Modification of Rights upon Termination. Notwithstanding the provisions of this Article, upon a Participant's termination of employment by or service with the Company the Committee may, in its sole discretion (which may be exercised before or following such termination), cause Options and Stock Appreciation Rights then held by such Participant to become exercisable in the manner determined by the Committee; provided, however, that no Option shall be exercisable after the expiration date thereof and any Incentive Stock Option that remains unexercised more than 90 days following employment or service termination by reason of Retirement or more than one year following employment or service termination by reason of Disability shall thereafter be deemed to be a Non-Statutory Option.

8.4 Date of Employment or Service Termination. For purposes of the Plan, a Participant's employment or service shall be deemed to have terminated on the effective date of such termination as determined in accordance with the standard practices of the Company; provided, however, that following a Change in Control of the Company, such date of termination shall be no earlier than the last day of the pay period covered by the Participant's final paycheck.

ARTICLE 9. RIGHTS OF ELIGIBLE RECIPIENTS AND PARTICIPANTS

9.1 Employment or Service. Nothing in the Plan or in any Agreement evidencing an Option or a Stock Appreciation Right shall expressly or impliedly interfere with or limit in any way the right of the Company to terminate the employment or service of any Eligible Recipient or Participant at any time, nor confer upon any Eligible Recipient or Participant any right to continue in the employ or service of the Company for any particular period of time, in any particular capacity or at any particular level of compensation.

9.2 Nontransferability. No right or interest of any Participant in an Option or a Stock Appreciation Right prior to its exercise shall be assignable or transferable or subjected to any lien, during the lifetime of the Participant, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise, including, without limitation, execution, levy, garnishment, attachment, pledge, divorce or bankruptcy. In the event of a Participant's death, a Participant's rights and interest in Options shall be transferable by testamentary will or the laws of descent and distribution, and payment of any amounts due under the Plan shall be made to, and exercise of any Options (to the extent permitted under the Plan) may be made by, the Participant's legal representatives, heirs or legatees. If, in the opinion of the Committee, a person entitled to payments or to exercise rights with respect to the Plan is disabled from caring for such person's affairs because of mental condition or physical condition, payment due such person may be made to, and such rights shall be exercised by, such person's guardian, conservator or other legal personal representative upon furnishing the Committee with evidence satisfactory to the Committee of such status.

9.3 Non-Exclusivity of the Plan; Effect on Other Benefits. Nothing contained in the Plan is intended to amend, modify or rescind any previously approved compensation plans or programs entered into by the Company. The Plan will be construed to be in addition to any and all such other plans or programs. Neither the adoption of the Plan nor the submission of the Plan to the Shareholders of the Company for approval will be construed as creating any limitations on the power or authority of the Board to adopt such additional or other compensation arrangements as the Board may deem necessary or desirable.

ARTICLE 10. SHARE ISSUANCE AND TRANSFER RESTRICTIONS

10.1 Share Issuances. Notwithstanding any other provision of the Plan or any agreements entered into pursuant hereto, the Company shall not be required to issue or deliver any certificate for Common Shares under the Plan (and an Option shall not be considered to be exercised, notwithstanding the tender by the Participant of any consideration therefor), unless and until each of the following conditions has been fulfilled:

There shall be in effect with respect to such shares a registration statement under the Securities Act and any applicable state securities laws if the Committee, in its sole discretion, shall have determined to file, cause to become effective and maintain the effectiveness of such registration statement; or (ii) if the Committee has determined not to so register the Common Shares to be issued under the Plan, (A) exemptions from registration under the Securities Act and applicable state securities laws shall be available for such issuance (as determined by counsel to the Company) and (B) there shall have been received from the Participant (or, in the event of death or disability, the Participant's heir(s) or legal representative(s)) any representations or agreements requested by the Company in order to permit such issuance to be made pursuant to such exemptions; and

There shall have been obtained any other consent, approval or permit from any state or federal governmental agency which the Committee shall, in its sole discretion upon the advice of counsel, deem necessary or advisable.

10.2 Share Transfers. Common Shares issued under the Plan may not be sold, assigned, transferred, pledged, encumbered or otherwise disposed of, whether voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise, except pursuant to registration under the Securities Act and applicable state securities laws or pursuant to exemptions from such registrations. The Company may condition the sale, assignment, transfer, pledge, encumbrance or other disposition of such shares not issued pursuant to an effective and current registration statement under the Securities Act and all applicable state securities laws on the receipt from the party to whom the Common Shares are to be so transferred of any representations or agreements requested by the Company to permit such transfer to be made pursuant to exemptions from registration under the Securities Act and applicable state securities laws.

10.3 Right of First Refusal. The applicable Agreement relating to any Option may contain such provisions as the Committee shall determine to the effect that if a Participant elects to sell all or any Common Shares that such Participant acquired upon the exercise of an Option awarded under the Plan, then such Participant shall not sell such shares unless such Participant shall have first offered in writing to sell such shares to the Company at the lesser of (i) the Fair Market Value on a date specified in such offer (which date shall be at least 3 business days and not more than

15 business days following the date of such offer) and (ii) the price at which the Participant wishes to sell.

10.4 Legends.

Unless a registration statement under the Securities Act is in effect with respect to the issuance or transfer of Common Shares under the Plan, each certificate representing any such shares shall be endorsed with a legend in substantially the following form, unless counsel for the Company is of the opinion as to any such certificate that such legend is unnecessary:

> **THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY SECURITIES LAW OF ANY STATE OF THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.**

In the event that there exists a right of first refusal as contemplated by Section 10.3, certificates representing shares issued upon exercise of Options shall bear a restrictive legend to the effect that transferability of such shares is subject to the restrictions contained in the Plan and the applicable Agreement.

If the Participant is the party to a buy-sell agreement with the Company, each certificate representing Common Shares issued or transferred under the Plan shall be endorsed with a legend in substantially the following form, unless counsel for the Company is of the opinion as to any such certificate that such legend is unnecessary:

> **IN ADDITION, THE SALE, TRANSFER, ENCUMBRANCE, HYPOTHECATION, GIFT OR OTHER DISPOSITION OR ALIENATION OF SUCH SHARES OR ANY INTEREST THEREIN IS RESTRICTED BY AND SUBJECT TO THE TERMS OF A SHAREHOLDER PURCHASE AGREEMENT, A COPY OF WHICH MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE COMPANY AND ALL OF THE PROVISIONS OF WHICH ARE INCORPORATED IN THIS CERTIFICATE BY REFERENCE. BY ACCEPTING THE SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE, THE HOLDER AGREES TO BE BOUND BY THE TERMS OF SAID AGREEMENT.**

The Committee, in its sole discretion, may endorse certificates representing shares issued pursuant to the exercise of Incentive Stock Options with a legend in substantially the following form:

> **THE SALE, TRANSFER, ENCUMBRANCE, HYPOTHECATION, GIFT OR OTHER DISPOSITION OR ALIENATION OF SUCH SHARES OR ANY INTEREST THEREIN OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF ON OR BEFORE THE INCENTIVE STOCK OPTION HOLDING PERIODS WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY.**

ARTICLE 11. CHANGE IN CONTROL

11.1 Change in Control. For purposes of this Article, "Change in Control" means any one or more of the following events: (a) the sale, lease, exchange or other transfer of all or substantially all of the assets or business of the Company (in one transaction or in a series of related transactions) to any Person; (b) the approval by the Shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company; or (c) a change in control of the Company of a nature that would be required to be reported (assuming such event has not been "previously reported") pursuant to Section 13 or 15(d) of the Exchange Act, regardless of whether the Company is then subject to such reporting requirement; provided, however, that, without limitation, such a Change in Control shall be deemed to have occurred at such time as any Person is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the Common Shares or of the combined voting power of the Company's outstanding securities ordinarily having the right to vote at elections of directors.

11.2 Acceleration of Vesting. If a Change in Control of the Company shall occur, then, without any further action by the Committee or the Board, all outstanding Options and Stock Appreciation Rights which have been outstanding for at least 6 months shall become immediately exercisable in full and shall remain exercisable during the remaining term thereof, regardless of whether the Participants to whom such Options and Stock Appreciation Rights have been granted remain employed by the Company (but subject always to Article 8). Notwithstanding anything contained in the Plan to the contrary, the foregoing sentence shall not be applicable if provision shall be made in connection with the Change in Control for the assumption of outstanding Options by, or the substitution for such Options of, new options covering the stock of the surviving successor or purchasing corporation or a parent or subsidiary thereof, with appropriate adjustments as to the number, kind and option prices of shares subject to such options; provided, however, that in the case of Incentive Stock Options, the Committee shall, to the extent not inconsistent with the best interest of the Company (such best interest to be determined in good faith by the Board in its sole discretion), use its best efforts to ensure that any such assumption or substitution will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 425(h) of the Code and the regulations promulgated by the Treasury Department thereunder.

11.3 Limitation on Change in Control Payments. Notwithstanding anything in this Article above to the contrary, if, with respect to a Participant, acceleration of the vesting of an Option or a Stock Appreciation Right as provided above or the payment of cash in exchange for an Option or a Stock Appreciation Right as provided above (which acceleration or payment could be deemed a payment within the meaning of Section 280G of the Code), together with any other payments which such Participant has the right to receive from the Company or any corporation which is a member of an "affiliated group" (as defined in Section 1504(a) of the Code without regard to Section 1504(b) of the Code) of which the Company is a member, would constitute an "excess parachute payment" (as defined in Section 28OG of the Code), then the payments to such Participant shall be reduced to the largest amount as will result in no portion of such payments being subject to the excise tax imposed by Section 4999 of the Code; provided, however, that the determination as to whether any reduction in such payments under the Plan pursuant to this provision is necessary and, if so, which payment or payments will be reduced, shall be made by a nationally recognized accounting firm selected by the Participant and reasonably acceptable to the Company, and such determinations shall be conclusive and binding on the Company and the Participant with respect to its treatment of the payments for tax reporting purposes.

ARTICLE 12. RIGHT TO WITHHOLD, PAYMENT OF WITHHOLDING TAXES

The Company is entitled to (a) withhold and deduct from future wages of the Participant (or from other amounts which may be due and owing from the Participant to the Company), or make other arrangements for the collection of, all legally required amounts necessary to satisfy any and all federal, state and local withholding and employment-related tax requirements (i) attributable to the grant or exercise of an Option or a Stock Appreciation Right or to a "disqualifying disposition" of Common Shares acquired upon exercise of an Incentive Stock Option or (ii) otherwise incurred with respect to the Plan, an Option or a Stock Appreciation Right, or (b) require the Participant promptly to remit the amount of such tax requirements to the Company before taking any action with respect to an Option.

ARTICLE 13. AMENDMENT, MODIFICATION AND TERMINATION

The Board may suspend or terminate the Plan or any portion thereof at any time, and may amend the Plan from time to time in such respects as the Board may deem advisable in order that Options under the Plan shall conform to any change in applicable laws or regulations or in any other respect the Board may deem to be in the best interests of the Company; provided, however, that no such amendment shall be effective, without approval of the Shareholders of the Company, if Shareholder approval of the amendment is then required pursuant to Rule 16b-3 under the Exchange Act or any successor rule or Section 422 of the Code or under the applicable rules, regulations or requirements of any securities exchange. No termination, suspension or amendment of the Plan shall alter or impair any outstanding Options without the consent of the Participant affected thereby; provided, however, that this sentence shall not impair the right of the Committee to take whatever action it deems appropriate under the Plan.

ARTICLE 14. EFFECTIVE DATE OF THE PLAN

14.1 Effective Date. The Plan is effective as of June 27, 2002, the date it was adopted by the Board, subject to the approval of the Shareholders of the Company; provided, however, that if approval of the Plan is not received by the Shareholders of the Company within 12 months of the foregoing effective date of the Plan, then no Incentive Stock Options shall be issued under the Plan.

14.2 Duration of the Plan. The Plan shall terminate at midnight (local Vancouver time) on June 26, 2003, and may be terminated prior thereto by Board action, and no Option shall be granted after such termination. Notwithstanding the foregoing, no Incentive Stock Options shall be granted after the expiration of 10 years from the earlier of the date of adoption of the Plan or the date of Shareholder approval. Options outstanding at Plan termination may continue to be exercised in accordance with their terms.

ARTICLE 15. MISCELLANEOUS

15.1 Construction and Headings. The use of a masculine gender herein shall also include within its meaning the feminine, and the singular may include the plural, and the plural may include the singular, unless the context clearly indicates to the contrary. The headings of the Articles, Sections and their subparts in the Plan are for convenience of reading only and are not meant to be of substantive significance and shall not add or detract from the meaning of such Article, Section or subpart.

15.2 Expenses of Administration. Any and all expenses of administering the Plan shall be borne by the Company.

15.3 Public Policy. No person shall have any claim or right to receipt of an Option if, in the opinion of counsel to the Company, such receipt conflicts with law or is opposed to governmental or public policy.

15.4 Governing Law. The rights and obligations of any and all persons having or claiming to have an interest herein or hereunder or under any Option Agreement shall be subject to all applicable federal, state, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required.

15.5 Successors and Assigns. The Plan shall be binding upon and inure to the benefit of the successors and permitted assigns of the Company, including, without limitation, whether by way or merger, consolidation, operation of law, assignment, purchase or other acquisition of substantially all of the assets or business of the Company, and any and all such successors and assigns shall absolutely and unconditionally assume all of the Company's obligations hereunder.

15.6 Survival of Provisions. The rights, remedies, agreements, obligations and covenants of the parties contained in or made pursuant to the Plan, any agreement evidencing an Option and any other notices or agreements in connection therewith, including, without limitation, any notice of exercise of an Option, shall survive the execution and delivery of such notices and agreements and the exercise of any Option, the payment of the Option exercise price and the delivery and receipt of the Option shares, and shall remain in full force and effect.

The Plan was duly adopted and approved by the Board of Directors of San Antonios Resources Inc. as of the 28th day of August 2002.

By:______________________

Title:_____________________

The Plan was approved by the shareholders at the annual general meeting of San Antonios Resources Inc. held September 23, 2002.

APPENDIX "B"

Company Act

ALTERED MEMORANDUM

(AS ALTERED BY SPECIAL RESOLUTION DATED ●, 2002)

1. The name of the Company is **"GLOBAL PRECISION MEDICAL INC."**.

2. The authorized capital of the Company consists of ONE HUNDRED MILLION (100,000,000) common shares without par value.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

San Antonios Resources Inc. (the "Company")

TO BE HELD AT the boardroom of Pacific Corporate Trust Company
625 Howe Street, 10th Floor, Vancouver, B.C.

ON Monday, September 23, 2002, at 1:00 p.m. (PDT)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Antonios Kripotos, a Director of the Company, or failing this person, Linda Holmes, a Director of the Company, or in the place of the foregoing, ____________________, (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED SHAREHOLDER SIGN HERE: ____________________

DATE SIGNED: ____________________

Resolutions

(For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

	For	Against
2. To authorize the Directors to fix the Auditors' remuneration	____	____
3. To determine the number of Directors at (4) four	____	____
3. To ratify, confirm and approve the 2002 Stock Option Plan	____	____
4. To ratify, confirm and approve the proposed acquisition, new business and resultant change in control of the Company	____	____

	For	Withhold
1. To appoint Deloitte & Touche LLP, Chartered Accountants, as Auditors	____	____
5. To elect as Director, Antonios Kripotos	____	____
6. To elect as Director, Roy Ellerman	____	____
7. To elect as Director, Linda Holmes	____	____
8. To elect as Director, Lindsay Semple	____	____
10. To change the name of the Company	____	____

THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a Company, by a duly authorized officer or representative of the Company; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" " no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

SAN ANTONIOS RESOURCES INC.
CONSOLIDATED BALANCE SHEET
June 30, 2002

(Prepared by Management without audit)

	June 30, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash	$ 1,325	$ 12,838
Accounts receivable	16,411	14,532
Prepaid expenses	2,085	2,085
	19,821	29,455
MINERAL PROPERTIES	-	-
CAPITAL ASSETS	6,511	7,371
	$ 26,332	$ 36,826
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank loan	$ -	$ 79,991
Accounts payable and accrued liabilities	129,975	109,125
Shareholder loan	-	430,685
	129,975	619,801
SHAREHOLDERS' EQUITY		
Share capital	2,156,872	1,862,187
Deficit	(2,260,515)	(2,445,162)
	(103,643)	(582,975)
	$ 26,332	$ 36,826

APPROVED BY THE BOARD

Director /s/ Antonios Kripotos

Director /s/ Linda Holmes

SAN ANTONIOS RESOURCES INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
SIX MONTHS ENDED JUNE 30, 2002

(Prepared by Management without audit)

	Six months ended June 30, 2002	Year ended December 31, 2001
Administration costs		
Accounting and audit	$ 9,688	$ 27,568
Consulting	1,500	15,067
Interest and bank charges	66	6,235
Depreciation	860	2,270
Filing fees and licenses	73	11,006
Legal fees	11,115	50,174
Office	3,482	19,805
Rent	16,806	33,616
Salaries	-	136,000
Transfer agent	789	4,049
Travel	-	2,262
	44,379	308,052
Other items		
Forgiveness of shareholder loan	(229,088)	-
Mineral properties abandoned	-	502,547
Write down of mineral properties	-	378,402
Foreign exchange	62	24,600
Interest income	-	(47)
NET INCOME (LOSS) FOR THE PERIOD	184,647	(1,213,554)
DEFICIT, BEGINNING OF PERIOD	(2,445,162)	(1,231,608)
DEFICIT, END OF PERIOD	$ (2,260,515)	$ (2,445,162)
Basic and fully diluted income (loss) per share	$ 0.06	$ (1.45)

SAN ANTONIOS RESOURCES INC.

REPORT OF THE DIRECTORS

In October 2001, the consolidation of the Company shares on a six old shares for one new share basis was unanimously approved by the shareholders at an extraordinary meeting of shareholders. Further to the consolidation, the OTC Bulletin Board assigned a new symbol, "SATRF," on Tuesday, October 30, 2001.

Due to the depressed markets in general, and in particular the gold markets, the Company scaled down its operations by divesting itself of further financial obligations with respect to options on several claims in the Jarbidge Mining District of Nevada held through its subsidiary, San Antonios Resources (U.S.A.) Inc. In 2001 and early 2002, options on the Arizona, Success, It, Alforjas, Exchange, Scenic, Stray Dog Nos. 1-9, Alpine Nos. 1-6, Equinox Nos. 1-8, Shenandoah Nos. 1-9 and Shenandoah Nos. 21-24 were dropped; and effective January 14, 2002, options on the Pavlak 1-6, Pavlak 8 and 9, Plvlak 15 and 16, Bluster, Little Deveil, Rex and Big Ledge 1-3 claims were dropped. The Company still retains its 100% interest in 18 unpatented CC Claims #1-18 located in the Railroad District of Nevada and 29 unpatented SH Claims #114, 116, 118-124, 126, 128, 130 and 139-155 located in the Jarbidge Mining District.

Subsequent to December 31, 2001, the Company settled the US$178,992.59 owed to Mr. Kripotos by the Company. The post-settlement number of issued and outstanding common shares of the Company is 3,073,129.

The Board of Directors recognized the need to bring in new ownership and management to move the Company's business in a new direction away from gold and mineral exploration in general and, on August 28, 2002, the Company entered into a Letter of Intent with Global Medical Sciences Inc. to acquire certain proprietary medical technology by way of the issuance of approximately 3,500,000 restricted common shares. The transaction is scheduled to close on September 15, 2002. On closing, the Company will enter into an exclusive worldwide Technology Licence Agreement with Global Medical Sciences Inc. to commercialize and further develop the technology known as the URO-Stent.

Global Medical Sciences Inc. is developing a new generation of medical products using state-of-the-art stent coating and drug delivery technologies. Global Medical Sciences Inc.'s business objective is to be a leader in devices for prostate related disorders and has developed and manufactured its first generation product – a leading edge patentable proprietary nitinol Prostatic Stent (Uro-stent) for the prevention of lumen restriction associated with benign prostate hyperplasia (BPH).

The worldwide benign prostate hyperplasia treatment market currently generates over US$3 billion in revenues and is projected to grow at over 15% per year. An estimated 30 million men worldwide suffer from moderate to severe symptoms. In the U.S., the group of men over 65 years old is expected to double over the next 15 years; an age group in which an estimated 70% have symptoms of benign prostate hyperplasia.

Thank you for your continued support. We look forward to our change of business in this exciting new venue and invite you to read the enclosed Information Circular for further information.

On behalf of the Board

/s/ Linda Holmes

Corporate Secretary and Director
August 27, 2002